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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           JWGENESIS FINANCIAL CORP.
                  (Name Of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   482227105
                     (CUSIP Number of Class of Securities)

                                 JOEL E. MARKS
                   VICE CHAIRMAN AND CHIEF OPERATING OFFICER
                      980 NORTH FEDERAL HIGHWAY, SUITE 310
                           BOCA RATON, FLORIDA  33432
                                 (561) 338-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                              W. RANDY EADDY, ESQ.
                            KILPATRICK STOCKTON LLP
                    1100 PEACHTREE STREET, N.E., SUITE 2800
                             ATLANTA, GA 30309-4530
                                 (404) 815-6500

                                JANUARY 12, 2000
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                        CALCULATION OF FILING FEE
     ----------------------------------------------------------------------
           TRANSACTION VALUATION                 AMOUNT OF FILING FEE *
     ----------------------------------------------------------------------
                $35,000,000                            $7,000.00
     ----------------------------------------------------------------------
* Amount previously paid

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $7,000.00         Filing party:  JWGenesis Financial
                                                             Corp.

Form or Registration No.:   Schedule 13E-4.   Date Filed:    January 11, 2000.

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     JWGenesis Financial Corp. hereby amends and supplements its Issuer Tender
Offer Statement on Schedule 13E-4, originally filed on January 11, 2000, and supplemented on January 28, 2000, with respect to an offer to purchase up to 1,166,667 outstanding shares of its common stock, par value $0.001 per share. Capitalized terms not defined in this Supplement have the meanings assigned to them in the Offer to Purchase.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9)  Supplement No. 2 to Offer to Purchase.

                                SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 3, 2000            JWGENESIS FINANCIAL CORP.


                                   By: /s/ Joel E. Marks
                                       -----------------------------------------
                                       Joel E. Marks
                                       Vice Chairman and Chief Operating Officer


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                                 EXHIBIT INDEX



EXHIBIT
Number         DESCRIPTION
--------       -----------

(a)(9)         Supplement No. 2 to Offer to Purchase.



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